February 28, 1997



The Board of Directors
Oppenheimer Quest Capital Value Fund, Inc.
Two World Trade Center
New York, New York  10048-0203

To the Board of Directors:

     OppenheimerFunds, Inc.("OFI") herewith purchases an amount of Class B shares and Class C shares of Oppenheimer Quest Capital Value Fund, Inc. (the "Fund") equal in each case to $1,000 divided by the net asset value per share of a Class A share of the Fund as of the close of business on February 28, 1997.

     In connection with such purchase, OFI represents that such purchase is made for investment purposes by OFI without any present intention of redeeming or selling such shares.


                         Very truly yours,

                         OppenheimerFunds, Inc.



                         By: /s/ Merryl Hoffman
                              Merryl Hoffman
                              Vice President






ADVISORY/capital.LTR